EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(Dollars in thousands, except share amounts)

	Three Months Ended December 31, 2008	Three Months Ended December 31, 2007
Net Income	$975	$1,173
Weighted average common shares outstanding for computation of basic EPS	12,685,436	12,953,525

Dilutive common-equivalent shares	20,527	53,944
Weighted average common shares for computation of diluted EPS	12,705,963	13,007,469

Earnings per common share:

Basic	$0.08	$0.09

Diluted	$0.08	$0.09